JPMORGAN TRUST I AND TRUST II

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

May 7, 2019

Allison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: J.P. Morgan Trust I;

File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 587

and J.P. Morgan Trust II;

File Nos. 2-95973; 811-4236 – Post-Effective Amendment No. 292

(the “Trusts”)

Dear Ms. White:

This letter is in response to the comments you provided with respect to the filing related to the Academy Shares for the JPMorgan Prime Money Market Fund and the JPMorgan U.S. Government Money Market Fund (the “Funds”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into each Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933.

PROSPECTUS COMMENTS

General

1.	Comment: Please update the series information on EDGAR with the Fund tickers prior to the share class launch.

Response: The update will be made prior to the public offering of Academy Shares of the Funds.

Statement of Additional Information

2.

Comment: There is a reference to the Liquid Assets Money Market Fund in the “ADDITIONAL INFORMATION REGARDING FUND INVESTMENT PRACTICES – Limitations on the Use of Repurchase Agreements” section of the SAI Part I. Please provide additional information about this Fund or remove the reference if it is there in error.

Response: The Funds will remove reference to the Liquid Assets Money Market Fund as this Fund is not included in this filing.

3.

Comment: The last sentence of the “DISTRIBUTOR – Compensation Paid to JPMDS” section of the SAI Part I notes that no compensation has been paid to the distributor because the Funds have not commenced operation as of the date of the SAI. Please correct this as both Funds have already commenced operations.

Response: The Funds will update this section to remove the above-referenced language and compensation paid to the distributor for the fiscal year ended February 28, 2019 will be provided.

4.

Comment: The last sentence of the “BROKERAGEAND RESEARCH SERVICES – Securities of Regular Broker-Dealers” section of the SAI Part I notes that Funds own no securities of regular broker-dealers (or parents) because the Funds have not commenced operation as of the date of the SAI. Please correct this as both Funds have already commenced operations.

Response: The Funds will update this section to remove the above-referenced language and information regarding Fund ownership of securities regular broker-dealers (or parents) as of February 28, 2019 will be provided.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0152.

Sincerely,

/s/ Anthony Geron

Anthony Geron

Assistant Secretary

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